

Mail Stop 0511

December 28, 2004

Scott D. McDowell, President
Bulldog Financial, Inc.
98 South Holman Way
Golden, CO 80401

RE: **Bulldog Financial, Inc. ("the company")**
  File No. 333-120689
  Registration Statement on Form SB-2
  Filed November 23, 2004

Dear Mr. McDowell:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   In all subsequent amendments to the registration statement, please insure that the Commission file number is included on the cover page.

Prospectus Cover Page

2.   Please name the person(s) who will sell the securities on your behalf.

Summary of Our Offering
Our Business

3.   At the end of the initial paragraph, please add a brief statement to disclose whether or not management has had any prior experience in accounts receivable management. If there has been no previous experience, it would appear that a risk factor should be added to the Risk Factors section also.

Risk Factors

4.   Please add a statement to the opening paragraph to clarify that *all of the material* risk factors are addressed here.

Use of Proceeds

5.   The aggregate offering expenses in Part II are $40,000 rather than the $15,000 included in this section. Please revise here and throughout the prospectus or explain supplementally.

6.   We note on the cover page of the prospectus that *"... $15,000 will be paid to unaffiliated third parties for expenses connected with this offering."* Please include this as a separate item in the table or clarify by way of a footnote to the table that this amount is included in another category, if applicable. Also, please identify the "unaffiliated third parties."

7.   Of the amount allocated to salaries, quantify the amount payable to management.

Determination of Offering Price

8.   Please identify "our existing Stockholder". We note elsewhere in the prospectus that you refer to *two* stockholders. Please correct as necessary to make the disclosure consistent throughout the prospectus.

Plan of Distribution

9. .   We note the statement in the second paragraph that the company's officers and directors will sell the shares but "will not register as a broker/dealer ..." We also note the biographical information for Mr. Lucero on page 24 indicates that he is an SEC registered broker/dealer. Please revise your disclosure accordingly to make the information consistent and correct.

10.   We further note in the fourth paragraph on page 12 that "Our officers and directors ...are not associated with a broker/dealer." Please revise this paragraph in

accordance with the information pertaining to Mr. Lucero's work experience disclosed on page 24 and explain his eligibility to rely on the Rule 3a4-1 safe harbor.

11. Please disclose whether management will or may purchase securities in the offering. If yes, disclose whether there are any limitations on the amount they may purchase and whether their purchases may be made to meet the minimum sales level. Please disclose the amount of any limitation. If purchases may be made by these persons, disclose also that they will buy on the same terms as public investors and with a view to investment, rather than resale. If management will or may purchase in the offering, summarize this information in the summary section.

Offering Period and Expiration Date

12. Please state how potential investors will be advised of any extension to the offering. If you plan to supplement your prospectus, please disclose.

Procedures for Subscribing

13. Please provide the name and mailing address of the person to whom the subscription agreement and check should be sent.

Business
General

14. We note the statement that you have not started operations. However, we also note Risk Factor #3 that states that you have one client. Please identify the client, revise the disclosure to make the information consistent and explain how you obtained a client at this stage in your business. Briefly describe the principal terms of the relationship and if there is any understanding or arrangement for business at this point, disclose whether or not there is a contract. Any contract should be filed as an exhibit to the registration statement. See Item 601(b) of Regulation S-B.

15. You state that you intend to establish an office *elsewhere*. Clarify the location of your intended office and describe your office requirements in terms of amount of space, condition, location, etc.

Services

16. In the second paragraph, you refer to Citywide Funding as an entity with which you will conduct business. Please provide some brief background information on Citywide. Also clarify whether or not the company has had any previous affiliation or relationship with Citywide. If so, please describe.

17.   Please disclose the principal terms of the agreement or arrangement with Citywide and file any agreement as an exhibit to the registration statement.

18.   In the second paragraph, please clarify how the company has identified the three named companies, Tristar Cleaning Systems, Rainbow Cleaning Systems, Kirby Cleaning Systems. Are there any previous relationships with these entities?

19.   Please explain how the terms mentioned in paragraph three were determined. Are these standard terms or arrangements for this type of business? Please name the vendors with whom you have agreements, disclose the principal terms of the agreements, and file the agreements as exhibits to the registration statement.

20.   The terms in the third paragraph reflect that you will receive a total of 100% of money collected. Please revise as appropriate or explain supplementally.

Industry

21.   Please identify the sources(s) of information provided in this section.

Our Operations

22.   Inasmuch as this is a start-up business, the reference to "our program" is not clear. Please clarify.

Services Contracting

23.   In the initial sentence, you refer to "other third parties." Please clarify whether or not the company has identified any other entities with which it will do business in a similar manner contemplated as with Citywide. Please describe these proposed activities according to Item 101 of Regulation S-B.

Billing and Collection Process

24.   In the last sentence, please identify Western Union Quick Collection Service and explain how the company will interact with this company. Any contract should be described and filed as an exhibit.

Management Information Systems

25.   You refer to the cost of a software system ranging from $10,000 to $40,000. Please explain how the system will vary according to the wide range of cost. Also, add disclosure to explain the expected impact on your business operations from spending less, rather than more, on your software system.

26.   In the second paragraph, please state the cost of the imaging system you plan to obtain in the event the maximum amount of the offering is sold. Please clarify whether this is part of the $40,000 allocated to software.

Government Regulation

27.   Please revise your disclosure to specify the states in which you propose to conduct business and describe the licenses and regulations applicable to activities in those states. Please disclose the principal steps and costs in obtaining licenses or permits to conduct business.

28.   Please adequately explain the possible legal ramifications of the last sentence in paragraph one. It would appear that another risk factor should be added to address this concern. Please add a risk factor or explain supplementally why no risk factor is required.

29.   Inasmuch as this is a start-up company, please explain your statement "[W]e have established policies and procedures to reduce the likelihood of violations of the FDCPA and related state statutes."

Competition

30.   Please expand this section to provide the discussion as contemplated by Item 101(b)(4) of Regulation S-B.

Employees

31.   We note the statement that you intend to hire additional employees; however, we note elsewhere in the prospectus statements such as that on page 22, in item 2. "We do not intend to hire employees." Please revise as appropriate throughout the prospectus to make the disclosure consistent.

Management's Discussion and Analysis or Plan of Operation

32.   In the fourth paragraph, you include a statement "[W]e believe that we will be able to raise enough money through this offering to begin operations..." Also, in the "Plan of Operation" subsection, we note in item 1. "...[W]e believe that we will raise sufficient capital to begin our operations." Also, the paragraph following item 4. states "[W]e estimate that we will generate revenue 120 to 180 days after beginning operations." Here and elsewhere as appropriate, please make clear the basis for making these representations. If there is any agreement with investors or affiliates to buy in this offering, please fully disclose and give all the material terms to such an agreement. Otherwise, please delete those statements if they cannot be substantiated.

Plan of Operation

33.   In each of the milestones presented, please make clear the basis for the estimates given.

34.   Expand the last sentence of the last paragraph to make clear that therefore an investor could possibly lose all of his investment.

35.   Please provide detailed information on the nature and extent of your marketing based on various levels of proceeds from your offering.

Liquidity and capital resources

36.   In the last paragraph, please identify the officer who advanced the $18,000 for legal and accounting services. Also, please disclose here or elsewhere as appropriate the terms for repayment of this amount. In this regard, the cover page of the prospectus refers to *$15,000* that will be paid out of proceeds from this offering to *"unaffiliated third parties"*. Please revise or advise regarding this apparent discrepancy. Please file the loan agreement as an exhibit to the registration statement.

37.   Please disclose the commitment to pay Mr. Lysiak $10,000 upon effectiveness of the registration statement. Disclose how this amount will be paid.

Management

38.   Please explain the term "executive consulting" in the first paragraph under "Background of officers and directors."

Conflict of Interest

39.   Please expand this section to provide more detail regarding the "projects that do not involve us." In this regard, we note your sixth risk factor on page 7 which mentions that officers and directors will be devoting approximately 50% of their time to this company. Please make clear what they will be doing for the other 50%.

Principal Stockholders

40.   We note in the table that Carlos Lucero does not own any of the company's shares, yet under "Future sales by existing stockholders", page 27, we note there are two holders of the company's common stock. Also, in "Certain Transactions", you refer to *officers and directors* with respect to the 5,000,000 shares that were issued in August, 2004. We also note the disclosure in Item 26. "Recent Sales of Unregistered Securities". Please revise throughout to insure the disclosure is consistent and accurate.

Certain Transactions

41.   It is disclosed that the consideration paid for the 5,000,000 shares issued was $100 however, in the Stockholders Equity section of the financial statements, it shows *$50*, as well as in Item 26 of Part II. Please revise as appropriate.

42.   Please expand this section to describe the loan payable to management.

Legal Matters

43.   Please provide the disclosure required by Item 509 of Regulation S-B. If you do not believe Mr. Lysiak's interest in Bulldog or his past or present connection with Bulldog is required to be disclosed under Item 509, please explain supplementally.

Financial Statements

44.   Please file an updated consent of independent accountant as an exhibit to your next amendment. Also, please note the financial statement updating requirements of Item 310 of Regulation S-B.

Part II
Exhibit 99.1 Subscription Agreement

45.   The address for Bulldog Financial should be CO, not NV. Please revise or explain supplementally.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact David Burton at (202) 942-1808 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 942-1787 with any other questions.

Sincerely,



John Reynolds, Assistant Director
Office of Emerging Growth Companies

CC: **Conrad C. Lysiak, Esq.**
     Via fax (509) 747-1770